Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended
(In millions)	March 30, 2014	March 31, 2013	April 1, 2012	April 3, 2011	March 28, 2010
Earnings calculation:
Income before income taxes	$2,601	$2,126	$1,811	$1,492	$1,409
Fixed charges	91	51	23	21	22
Less: Capitalized interest	(1)	(1)	—	—	—
Earnings	$2,691	$2,176	$1,834	$1,513	$1,431

Fixed charges calculation:
Interest expense	$76	$38	$13	$14	$16
Add back: capitalized interest	1	1	—	—	—
Portion of rental expense representing an interest factor(1)	14	12	10	7	6
Total fixed charges	$91	$51	$23	$21	$22

Ratio of earnings to fixed charges	29.6	42.7	79.7	72.0	65.0

(1) Interest portion of operating leases is assumed to be 28 percent.